Exhibit 3

TOWER SEMICONDUCTOR LTD.

June 13, 2013

To holders of ordinary shares of Tower Semiconductor Ltd.:

Enclosed are the prospectus supplement and other materials relating to a Rights Offering by Tower Semiconductor Ltd. (the “Company”).  Please carefully review the prospectus supplement, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase ordinary shares and warrants only during a limited period.  You will find answers to some frequently asked questions about the Rights Offering beginning on page 4 of the prospectus supplement.  You should also refer to the detailed Instructions as to Use of Subscription Rights Certificates, which is attached to this letter.  All exercises of subscription rights are irrevocable.

The following is a summary of the terms of the Rights Offering:

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You will receive one transferable subscription right for every 44 ordinary shares you hold of record at the close of business on June 13, 2013.  Fractional subscription rights will be rounded down to the nearest whole number.

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You may purchase four ordinary shares, par value NIS 15.00 each, six Series 8 Warrants and five Series 9 Warrants of the Company (collectively, a “Unit”) for each whole subscription right you receive at a subscription price of $20.00 per Unit.

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The rights will be listed for trading on the Tel Aviv Stock Exchange for one day on June 24, 2013. If you wish to transfer your rights into an account of an Israeli broker (only member of the Tel Aviv Stock Exchange) you must contact our Information Agent (see below) immediately for the applicable instructions.

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The Rights Offering will expire at 5:00 p.m., Eastern Daylight Time (midnight, Israel time), on June 27, 2013.  If you do not sell or exercise your subscription rights before that time, they will expire and will have no monetary value.

•	You cannot revoke the exercise of your subscription rights.

•	If your ordinary shares are held in the name of a bank, dealer or other nominee, you must contact your bank, dealer or other nominee if you wish to participate in the Rights Offering.

If you have any questions concerning the Rights Offering, please feel free to contact our Information Agent for the rights offering AST Phoenix Advisors, toll free at 877-478-5038 or if you are a bank or broker at 212-493-3910 or, if you are located in Israel, you may also contact our Director of Investor Relations, Noit Levi at noit.levi@towerjazz.com.

Very truly yours, TOWER SEMICONDUCTOR LTD